SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets MCh$ Operational results MCh$ Cash and deposits in banks 2,325,993 Net interest income 1,135,105 Loans and accounts receivables from customers and banks, net 39,080,352 Net fee and commission income 355,419 Loans and accounts receivables from customers at fair value, net 38,503 Result from financial operations 154,277 Financial instruments 8,420,744 Total operating income 1,644,801 Financial derivative contracts 11,342,557 Provision for loan losses (352,402) Other asset ítems 4,619,468 Support expenses (603,164) Total assets 65,827,617 Other results (61,974) Income before tax 627,261 Principal liabilities MCh$ Income tax expense (129,646) Deposits and other demand liabilities 12,814,505 Net income for the period 497,615 Time deposits and other time liabilities 17,131,406 Issued debt and regulatory capital instruments 10,767,683 Attributable to: Financial derivative contracts 11,730,915 Equity holders of the Bank 489,086 Other liabilities ítems 9,059,447 Non-controlling interest 8,529 Total equity 4,323,661 Total liabilities and Equity 65,827,617 Equity attributable to: Equity holders of the Bank 4,219,573 Non-controlling interest 104,088 BANCO SANTANDER-CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of Aufgust 31, 2024 The principal balances and results accumulated for the period ending August 2024 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. ROMAN BLANCO R. Chief Accounting Officer Chief Executive Officer

Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Agosto de 2024

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Agosto de 2024 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.325.993
Créditos y cuentas por cobrar a clientes y bancos	39.080.352
Créditos y cuentas por cobrar a clientes a valor razonable	38.503
Instrumentos financieros	8.420.744
Contratos de derivados financieros	11.342.557
Otros rubros del activo	4.619.468
Total Activos	**65.827.617**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	12.814.505
Depósitos y otras captaciones a plazo	17.131.406
Instrumentos de deuda y capital regulatorio emitidos	10.767.683
Contratos de derivados financieros	11.730.915
Otros rubros del pasivo	9.059.447
Total patrimonio	4.323.661
Total Pasivos y Patrimonio	**65.827.617**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.219.573
Interés no controlador	104.088

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	1.135.105
Ingresos netos de comisiones	355.419
Resultado de operaciones financieras	154.277
Total ingresos operacionales	**1.644.801**
Gasto de pérdidas crediticias	(352.402)
Gastos de apoyo	(603.164)
Otros resultados	(61.974)
Resultado antes de impuesto	**627.261**
Impuesto a la renta	(129.646)
Utilidad consolidada del periodo	**497.615**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	489.086
Interés no controlador	8.529

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence. ¿Qué podemos hacer por ti hoy?